SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of: July 2004

                        Commission File Number: 001-16429

                                     ABB Ltd
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                         ------------------------------
                         (Jurisdiction of organization)

                       P.O. Box 8131, Affolternstrasse 44,
                          CH-8050, Zurich, Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

        Registrant's telephone number, international: + 011-41-1-317-7111
                                                      -------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated July 7, 2004, announcing that ABB had concluded the compliance review of its upstream Oil, Gas and Petrochemicals business.

2. Press release of ABB Ltd, dated July 12, 2004, announcing that ABB had closed the sale of its upstream Oil, Gas and Petrochemicals business for $925 million.

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

Press Release                                                                ABB

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For your business and technology editors
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ABB concludes compliance review of upstream Oil, Gas and Petrochemicals business

Major condition for sale of upstream business fulfilled

Zurich, Switzerland, July 7, 2004 - ABB, the leading power and automation technology group, said today it had concluded a compliance review of its upstream Oil, Gas and Petrochemicals division, fulfilling a major closing condition for the sale of the upstream business to a consortium of private equity investors made up of Candover Partners Ltd, 3i and JPMorgan Partners.

ABB and two of its subsidiaries - ABB Vetco Gray Inc. and ABB Vetco Gray (UK) Ltd. - today resolved proceedings with the Securities and Exchange Commission
(SEC) and the U.S. Department of Justice (DoJ) that arose from ABB's voluntary disclosure of certain improper payments by former employees of the two subsidiaries.

ABB has undertaken an extensive compliance review of its upstream business jointly with the consortium, and in full cooperation with the DoJ and the SEC. As part of the agreement with the U.S. authorities, both ABB and the upstream business will adopt enhanced compliance procedures intended to detect and prevent future violation of laws related to improper payments.

ABB announced a preliminary sales agreement with the Candover group in late October 2003, subject to regulatory approvals, as well as the satisfactory completion and disposition of the compliance matters. The compliance closing condition has now been fulfilled, ABB said.

The sale concerns ABB's U.S.-based Vetco Gray unit and its ABB Offshore Systems business headquartered in Norway. The upstream businesses, active in more than 30 countries, in 2003 had total revenues of US$ 1.7 billion.

Not included in the sale is ABB Lummus Global, which is mainly a downstream business.

ABB Vetco Gray Inc. in the USA and ABB Vetco Gray Ltd. in the UK have pleaded guilty to violation of the Foreign Corrupt Practices Act (FCPA) and paid an aggregate fine totaling US$ 10.5 million. In addition, ABB Ltd agreed with the SEC to resolve civil charges relating to the FCPA, including the payment of US$
5.9 million in allegedly unlawful profits.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 113,000 people.

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For more information please contact:
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Media Relations:                             Investor Relations:
ABB Corporate Communications, Zurich         Switzerland: Tel. +41 43 317 3804
Thomas Schmidt , Wolfram Eberhardt           Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6568                         USA: Tel. +1 203 750 7743
Fax: +41 43 317 6494                         investor.relations@ch.abb.com
media.relations@ch.abb.com

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

Press Release                                                                ABB

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For your business and technology editors
--------------------------------------------------------------------------------

ABB closes sale of upstream Oil, Gas and Petrochemicals business for $925 million

Key step achieved in ABB's divestment program

Zurich, Switzerland, July 12, 2004 - ABB, the leading power and automation technology group, said today it closed the sale of the upstream part of its Oil, Gas and Petrochemicals division to a consortium of private equity investors made up of Candover Partners Ltd, 3i and JPMorgan Partners.

ABB said that the initial sale price was $925 million, and the sale agreement also includes a potential deferred consideration of up to $50 million, based on 2004 EBITDA.

"Closing this sale is a decisive step in our efforts to increase focus on our core business activities and finalize our divestment program," said Peter Voser, ABB's chief financial officer.

A preliminary sales agreement announced in October 2003 was subject to regulatory approvals and completion of a compliance review. These conditions have now been fulfilled, ABB said.

The divestment involves ABB's U.S.-based Vetco Gray unit, and its ABB Offshore Systems business headquartered in Norway. These upstream businesses are active in more than 30 countries, employ some 8,700 people and had total revenues of $1.7 billion in 2003. Not included in the sale is ABB Lummus Global, which is mainly a downstream business.

Cash proceeds from the sale were $800 million, which is the sale price adjusted for unfunded pension liabilities ($85 million) and changes in net working capital. The amount will be recorded under investing activities in Q3. In preparation for the closing of the transaction during Q2, ABB Group's cash from operating activities has been negatively affected by the cancellation of a securitization program of approximately $100 million. Cash from investment activities has been negatively affected by the buyback of a lease program worth approximately $45 million.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 113,000 people.

--------------------------------------------------------------------------------
For more information please contact:
--------------------------------------------------------------------------------

Media Relations:                             Investor Relations:
ABB Corporate Communications, Zurich         Switzerland: Tel. +41 43 317 3804
Wolfram Eberhardt                            Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6568                         USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958                         inves tor.relations@ch.abb.com
media.relations@ch.abb.com

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ABB LTD

Date:  July 13, 2004                      By: /s/  PETER VOSER
                                             -----------------------------------
                                             Name:   Peter Voser
                                             Title:  Chief Financial Officer
                                          By: /s/ HANS ENHORNING
                                             -----------------------------------
                                             Name:   Hans Enhorning
                                             Title:  Group Vice President

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